EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the registered shares, par value 0.10 Swiss Francs each (“Registered Shares”), of Garmin Ltd. (the “Company,” “we,” “our,” “us,” and “our”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our Registered Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Association (the “Articles of Association”) and our Organizational Regulations (the "Organizational Regulations"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Association, our Organizational Regulations and the applicable provisions of Swiss law, for additional information.

Issued Share Capital

As of February 22, 2023, the Company has issued 198,077,418 Registered Shares. The 198,077,418 issued Registered Shares are fully paid.

Authorized Share Capital and Conditional Share Capital

The Company further has two types of share capital that provide for the authority of the Company to issue additional Registered Shares without further shareholder approval: (1) the authorized share capital and (2) the conditional share capital:

(1) Authorized Share Capital

Our Articles of Association currently provide for authorized share capital that authorizes the board of directors to issue up to 19,807,741 new Registered Shares, at any time until June 10, 2024 and thereby increase the share capital, without obtaining additional shareholder approval. The board of directors is authorized to limit or withdraw the pre-emptive rights of shareholders with respect to such shares in certain defined circumstances, including if the shares are to be issued for the acquisition of an enterprise. After June 10, 2024, authorized share capital will be available to the board of directors for issuance of additional Registered Shares only if such authorization has been approved again by the shareholders at a shareholders’ meeting. Each such authorization may last for up to two years. There is no concept under Swiss law of “blank check” preferred shares. Any preferential rights of individual classes of shares must be specifically approved by shareholders and set forth in the Articles of Association, rather than determined by the board of directors. Under Swiss law, the board of directors of the Company may not create shares with increased voting powers without a resolution of the general meeting of shareholders passed by at least two-thirds of the votes represented at such meeting and an absolute majority of the par value of the shares represented. The shareholders at a shareholders’ meeting may create preferred shares with a resolution passed by the majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which includes broker non-votes)).

(2) Conditional Share Capital

The Company has a conditional share capital authorizing the Company to issue up to 99,038,709 Registered Shares in connection with the exercise of option rights granted to employees and/or members of the board of directors of the Company or group companies. Preferential subscription rights of existing shareholders are excluded in connection with the issuance of new Registered Shares out of the conditional share capital. Unlike the authorized share capital, the conditional share capital is not limited in time.

Voting Rights

Each Registered Share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in the Company's share register (including nominees), by an individually appointed proxy representing shareholders or nominees, or by the independent voting rights representative elected by shareholders at the Company's annual general meetings in accordance with the voting instructions given by shareholders or nominees. Treasury shares, whether owned by the Company or one of its majority-owned subsidiaries, are not be entitled to vote at general meetings of shareholders (but are, unless otherwise resolved by our shareholders at a general meeting, entitled to the economic benefits generally associated with the shares).

Pursuant to Swiss law and pursuant to the Articles of Association, the shareholders acting at a shareholders’ meeting have the exclusive right to determine the following matters:

•
adoption and amendment of the Articles of Association, subject to minor formal exceptions;
•
determination of the number of members of the board of directors as well as their appointment and removal;
•
election and removal of the chair of the board of directors;
•
election and removal of the members of the compensation committee of the board of directors;
•
election and removal of the independent voting rights representative;
•
appointment and removal of the auditors;
•
approval of the annual report of the board of directors and the approval of the annual financial statements and the group financial statements;
•
the allocation of profits or losses shown in the balance sheet, in particular the determination of dividends and the profit share of the board of directors;
•
approval of the maximum aggregate compensation of the board of directors and executive management;
•
discharge of the members of the board of directors and the persons entrusted with management;
•
approval of Business Combinations (as defined in the Articles of Association) unless such approval is covered by the inalienable powers of another corporate body; and
•
any other resolutions that are submitted to a general meeting of shareholders pursuant to law or the Articles of Association.

Pursuant to the Articles of Association, the shareholders generally pass resolutions and votes with a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which include broker non-votes)) unless otherwise provided by Swiss law or the Articles of Association.

Swiss law and/or the Articles of Association require the affirmative vote of at least two-thirds of the shares represented at a general meeting and an absolute majority of the par value of such shares to approve certain key matters materially impacting shareholders, including the amendment to or the modification of the Company's purposes, as stated in the Articles of Association, the creation of shares with privileged voting rights and the restriction on the transferability of Registered Shares, among other things.

Pursuant to the Articles of Association, the presence of shareholders, in person or by proxy, holding at least a majority of the total number of shares entitled to vote at the meeting, whether such shares are represented at the meeting or not, is a quorum for the transaction of business.

Dividend Rights

Under Swiss law, dividends may be paid out only if the Company has sufficient distributable profits from the previous fiscal year or if the Company has freely distributable reserves (including contribution reserves, which are also referred to as additional paid-in capital), each as will be presented on the audited annual stand-alone statutory balance sheet of the Company. The shareholders must approve distributions of dividends with a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which includes broker non-votes)). The board of directors may propose to the shareholders at a shareholders’ meeting that a dividend be paid but cannot itself authorize the dividend.

Payments out of share capital (in other words, the aggregate par value of the registered share capital) in the form of dividends are not allowed; however, payments out of registered share capital may be made by way of a par value reduction. Such a par value reduction requires the approval of shareholders holding a majority of the votes cast at the general meeting of shareholders (not counting abstentions and blank or invalid ballots). A special audit report must confirm that claims of creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the par value reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims.

Liquidation Rights

Under Swiss law, unless otherwise provided for in the Articles of Association, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of Registered Shares held, with due regard to the preferential rights of individual classes of shares, and subject to Swiss withholding tax requirements.

Other Rights and Preferences

Except as noted under “Authorized Share Capital” above, Company shareholders generally will have preemptive rights to purchase newly issued securities of the Company. The shareholders may, by a resolution passed by at least two-thirds of the votes represented at a general meeting and the absolute majority of the par value of the shares represented, withdraw or limit the preemptive rights for valid reasons (such as a merger or acquisition).

Swiss law limits a company’s ability to hold or repurchase its own shares. The Company may only repurchase shares if and to the extent that sufficient freely distributable reserves are available, as described above. Generally, the aggregate par value of all shares held by the Company and its subsidiaries may not exceed 10% of the registered share capital of the Company. However, the Company may repurchase its own shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a general meeting of shareholders authorizing the board of directors to repurchase shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation. Any shares repurchased pursuant to such an authorization will then be cancelled at a general meeting of shareholders upon the approval of shareholders holding a majority of the votes cast at the general meeting.

The Company does not have a shareholder rights plan. Rights plans generally discriminate in the treatment of shareholders by imposing restrictions on any shareholder who exceeds a level of ownership interest without the approval of the board of directors. Anti-takeover measures, such as rights plans that are implemented by the board of directors, would generally be restricted under Swiss corporate law by the principle of equal treatment of shareholders and the general rule that new shares may only be issued based on a shareholders’ resolution.

Under Swiss law, each shareholder is entitled to file an action for damage caused to the Company. The claim of the shareholder is for performance to the Company. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose on the Company all costs the plaintiff incurred in prosecuting the action.

Shareholders who suffer a direct loss due to an intentional or grossly negligent breach of a member of the board of director’s or officer’s duties may sue in their personal capacity for monetary compensation.

Business Combinations

Business combinations and other transactions that are binding on all shareholders are governed by the Swiss Merger Act. A merger or demerger requires that at least two-thirds of the votes represented at the general meeting of shareholders and the absolute majority of the par value of shares represented vote in favor of the transaction. If a transaction under the Swiss Merger Act receives the necessary shareholder approvals as described above, all shareholders would be compelled to participate in the transaction.

In case of a merger or demerger subject to Swiss law, the Swiss Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation. The action for review must be filed within two months of the date of publication of the shareholders’ approval of the merger or demerger. The court’s decision will apply to all parties who are in a similar position as the requesting shareholder. The costs of the proceedings must be assumed by the acquirer.

Swiss law generally does not prohibit business combinations with interested shareholders. However, in certain circumstances, shareholders and members of the board of directors of Swiss companies, as well as certain persons associated with them, must refund any payments they receive that are not made on an arm’s length basis and if the recipient of the payment acted in bad faith.

Limitations on Ability of Shareholders to Act by Written Consent or Call Extraordinary Meeting

Swiss law does not permit shareholders to act by written consent in lieu of a general meeting of shareholders. An extraordinary general meeting of the Company may be called upon the resolution of the board of directors or, under certain circumstances, by the auditor. Liquidators and representatives of bond creditors are also entitled to call a general meeting of the shareholders. In addition, Swiss law provides that the board of directors is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by one or more shareholders holding an aggregate of at least 10% of the share capital recorded in the commercial register or - according to leading Swiss legal scholars – holding shares of the company with a par value of at least one million Swiss francs, specifying, among other things, the items for the agenda and their proposals, or if it appears from the stand-alone annual statutory balance sheet that half of the company’s share capital and statutory reserves are not covered by the company’s assets.

Advance Notice of Shareholder Proposals

A shareholder of record can request in writing for an item to be put on the agenda for an annual general meeting, provided that we receive such requests by the date that is 90 calendar days in advance of the anniversary of the date that we filed our proxy statement for the previous year’s annual general meeting with the SEC.

Listing

The Registered Shares are traded on the New York Stock Exchange under the trading symbol “GRMN.”